UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         April 2004

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2
(Address of principal executive offices)

  On April 29, 2004, Richmont Mines Inc. issued a Quarterly report - THE REPORT TO THE SHAREHOLDERS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004. This report is filed solely for the purpose of filing a copy of the nine-month period report attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   xxx       Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No   xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 04/29/04      By Jean-Yves Laliberté (signed)
                                Jean-Yves Laliberté, Vice President, Finance